EXHIBIT 99.1
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                                                           [GRAPHIC OMITTED]
                                                      [LOGO - ARC ENERGY TRUST]

NEWS RELEASE
FOR IMMEDIATE RELEASE
AUGUST 1, 2006

                ARC RESOURCES LTD. / ARC ENERGY TRUST ANNOUNCE
    THE AUGUST 2006 INCREASE TO THE ARX EXCHANGEABLE SHARES EXCHANGE RATIO
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CALGARY,  AUGUST 1, 2006 (AET.UN AND ARX - TSX) ARC Resources  Ltd. along with
ARC Energy Trust announces the increase to the exchange ratio of the exchangeable shares of the corporation from 1.93827 TO 1.95196. Such increase will be effective on August 15, 2006.

The following are the details on the calculation of the exchange ratio:

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                                                                                                                 Exchange ratio
                          Opening      ARC Energy       10 day weighted      Increase in    Effective date of          as of
   Record date of ARC     exchange       Trust          average trading        exchange      the increase in         effective
      Energy Trust         ratio      distribution      price of AET.UN        ratio **       exchange ratio           date
      distribution                      per unit     (prior to the end of
                                                          the month)
=================================================================================================================================
     July 31, 2006        1.93827        $0.20              28.3176            0.01369       August 15, 2006         1.95196

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

** The increase in the exchange ratio is calculated by dividing the ARC Energy Trust distribution per unit by the 10 day weighted average trading price of AET.UN and multiplying by the opening exchange ratio.

A holder of ARC Resources Ltd. exchangeable shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 - 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is WWW.COMPUTERSHARE.COM.


ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

   For further information about ARC Energy Trust, please visit our website
                      www.arcenergytrust.com or contact:

                Investor Relations, E-mail: ir@arcresources.com
         Telephone: (403) 503-8600                  Fax: (403) 509-6417

                           Toll Free 1-888-272-4900
                              ARC Resources Ltd.
                          2100, 440 - 2nd Avenue S.W.
                              Calgary, AB T2P 5E9